Decarbonization Plus Acquisition Corporation

2744 Sand Hill Road

Menlo Park, CA 94025

(212) 993-0076

October 19, 2020

VIA EDGAR

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Brigitte Lippmann
Office of Real Estate & Construction

Re:	Withdrawal of Acceleration Request

Registration Statement on Form S-1 (File No. 333-248958) of Decarbonization Plus Acquisition Corporation (the “Company”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 16, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on Tuesday, October 20, 2020, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw our request for acceleration of the effective date.

Please call the undersigned at (212) 271-6247 with any questions regarding this matter.

Sincerely,

Decarbonization Plus Acquisition Corporation

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

cc:	Davis Polk & Wardwell LLP
Derek J. Dostal
Deanna L. Kirkpatrick

Vinson & Elkins L.L.P.
E. Ramey Layne
Brenda Lenahan

[Signature Page to Withdrawal Request]